1304 NORWOOD DR.

BEDFORD TX. 76022

PHONE: (844) 842-8872

February 12, 2018

VIA EMAIL AND EDGAR

Mr. Jim Allegretto

Mr. Andrew Blume, Staff Accountant

Mses.Jennifer Lopez-Molina, Staff Attorney

Mses. Lisa Kohl, Legal Branch Chief

Mses, Jennifer Thompson, Accounting Branch Chief, Office of Consumer Products

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE5

100 F. Street, N.E.

Washington, D.C. 20549

BLUMEA@SEC.GOV

Re:Cherubim Interests, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2016

Filed April 28, 2017

File No. 1-37612

Dear Mesdames Lopez-Molina, Kohl and Thompson and Messrs. Allegretto and Blume:

This correspondence of Cherubim Interests, a Wyoming Corporation (the “Company”) is in reference to the submission of the Company’s annual report with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form 10-K ( the “Report”), filed on April 28, 2017. We are in receipt of your email to the Company, dated July 12, 2017, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter in Red letters.

General Information About Our Company, page 5

1.We note your response to comment 2. Please address the following comments related to your February 29, 2016 acquisition of Victura Roofing LLC and Cherubim Builders Group LLC (“VICT”):

•Please tell us whether Cherubim Interests Inc. and Victura Construction Group Inc. were under common control immediately prior to the acquisition. If so, tell us in detail how you determined common control existed. For example, clarify if an individual or entity held more than 50% of the voting ownership interest of each entity. To assist us in understanding your response, provide us with a list of material shareholders in each entity immediately prior to and after the acquisition. Ensure that the list includes, on a pre- and post-acquisition basis, the number of shares owned by each material shareholder and the percentage ownership interest.

We determined common control existed immediately prior to the acquisition by recognizing that each company involved in the transaction maintained the same slate of directors and officers whereby the directors aggregately each maintained at least 60% of the company’s voting stock, respectively. (3/31/16 VICT Financial Report Attached)

Gary Fewell- Director / 1,000,000 Shares Preferred A CHIT/ 19.26% VICT Common

Patrick Johnson- Director / 1,000,000 Shares Preferred A CHIT/ 18.87% VICT Common

Charles Everett- Director / 1,000,000 Shares Preferred A CHIT/ 20.56% VICT Common

•Citing the factors identified in ASC 805-10-55-10 through -15, tell us in detail how you identified the accounting acquirer in this acquisition. Please address each of the factors discussed in this guidance in explaining to us why this transaction is not a reverse merger recapitalization with VICT representing the accounting acquirer. We note from Exhibit 3.1 of your Form 8-K filed March 8, 2016, that each share of Series C Preferred Stock is convertible into 100,000 common shares and is entitled to ten votes, which appears to provide VICT with control of your company. Since you do not appear to have any Series A Preferred Stock outstanding, we are unclear why your response refers to Series A as your “controlling” preferred stock.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

February 12, 2018

Detailed analysis supporting how the Share Purchase Agreement transaction will be accounted for. The analysis addresses the determination of the accounting acquirer, Cherubim Interests, Inc, and why it would not be appropriate for Victura Roofing, LLC to be the accounting acquirer. Applicable accounting guidance is cited to support our response.

Response: In determining the accounting treatment for the transaction, we considered the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 805 — Business Combinations. In accordance with ASC 805, the transaction is considered a business combination and will be accounted for under the acquisition method of accounting. The acquisition method of accounting requires the determination of the acquirer in a business combination. In order to determine the acquirer, we analyzed the following facts regarding the transaction and related transactions.

On the effective date of the transaction, Victura Roofing, LLC (“Victura Roofing Sub”), an existing limited liability company and wholly owned subsidiary of Victura Construction Group, Inc. (“Victura Construction”) was acquired by Cherubim Interests, Inc. (“Cherubim”) in a stock for assets and assumption of liabilities transaction. Victura Roofing Sub had a net fair market value, identifiable assets less liabilities) of $32,550 at the effective date of the transaction. Cherubim will be the surviving corporation in the transaction and Victura Roofing Sub will operate as a wholly owned subsidiary of Cherubim. Pursuant to the terms of the transaction, all of the limited liability interests of Victura Roofing Sub outstanding prior to the transaction and held by Victura Construction will be exchanged for 60,000 shares of newly issued Series C preferred stock issued by Cherubim. Prior to the Victura Roofing Sub transaction Cherubim issued Series A Preferred Stock. Series A Preferred Stock is our controlling series of preferred stock because those Series A shares have voting rights greater than all other classes and series of stock combined.

The substance of the transaction transaction is that Cherubim will pay 60,000 shares of of new Series C preferred stock, having an approximate $32,550 value, consideration to Victura Construction in exchange for a 100% controlling equity interest in Victura Roofing Sub.

In order to determine the acquirer, we considered the guidance in ASC 805-10-25-5 which provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer—the entity that obtains control of the acquiree. ASC 810-10-15-8 states that a controlling financial interest can typically be determined by the ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner. After the consummation of the transaction, Cherubim owns a 100% controlling financial interest in Victura Roofing Sub and directors appointed by Cherubim will constitute the majority of the board of directors of Victura Roofing Sub. Other powers to control Victura Roofing Sub do not exist.

ASC 805-10-55-11 states:

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

Cherubim received all the assets of Victura Roofing Sub and assumed all the liabilities of Victura Roofing Sub on the effective date of the transaction. Victura Roofing Sub received no assets nor assumed no liabilities.

ASC 805-10-55-12 states:

In a business combination effected primarily by exchanging equity interest, the acquirer usually is the entity that issues its equity interests. … Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interest, including the following:

a. The relative voting rights in the combined entity after the business combination.

b. The existence of a large minority voting interest in the combined entity of no other owner or organized group of owners has a significant voting interest.

c. The composition of the governing body of the combined group.

d. The composition of the senior management of the combined entity.

e. The terms of the exchange of equity interests.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

February 12, 2018

Cherubim issued to Victura Construction Series C Preferred Stock for 100% interest in Victura Roofing Sub to effect the transaction. Thus identifying Cherubim as the acquirer fulfills the general requirement of ASC 805-10-55-12. As to ASC 805-10-55-12 a., Cherubim will have all the voting rights of the combined entity because it will legally own 100% of Victura Roofing Sub's interest. Looking at the ASC 805-10-55-12 b. requirement, no large minority voting interest exists in the combined entity. Cherubim will provide all governance for the combined entity fulfilling the ASC 805-10-55-12 c requirement. Directors appointed by Cherubim will constitute the majority of the board of directors of Victura Roofing Sub. As to ASC 805-10-55-12 d., senior management of Cherubim will continue in its role, assume a supervisory role over Victura Roofing Sub management and provide the overall management of the combined entity. Cherubim paid an approximately 2.6% premium of the precombination fair market value of the of Victura Roofing Sub, thus demonstrating that Cherubim is the acquirer as contemplated in ASC 805-10-55-12 e.

ASC 805-10-55-13 states:

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Although Victura Roofing Sub had more assets and revenues, compared to Cherubim, as of the date of the transaction, Victura Roofing Sub has since diminished substantially by comparison and now occupies a fractional portion of the combined business entity as discussed above, The Victura Roofing Subsidiary business model will account for less than 10% of Cherubim’s future business growth.].

ASC 805-10-55-14 states:

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combing entities, as discussed in the proceeding paragraph.

Cherubim initiated the combination and was willing to pay in the form of newly issued Series C Preferred Stock a premium over the identifiable assets less liabilities of Victura Roofing Sub. While Victura Roofing Sub was larger than Cherubim on the date of the transaction, as discussed above, The Victura Roofing Subsidiary business model will account for less than 10% of Cherubim’s future business growth.

ASC 805-10-55-15 states:

A new entity formed to effect a business combination is not necessary the acquirer. …

No new entity was formed to effect the business combination. For this reason, ASC 805-10-55-15 is not applicable to the present transaction.

Based on the facts above, we believe that Cherubim is the accounting acquirer in the present transaction.

Cherubim, as the acquirer, will record the investment in Victura Roofing Sub at fair value in its financial statements as of the transaction date. Any excess of the purchase price over the fair value of the net assets will be recorded as goodwill. These allocations will be based upon a valuation analysis that will be completed after the transaction date. The consolidated financial statements of Cherubim will include the investment in Victura Roofing Sub, results of operations after the transaction date and will not be restated retroactively to reflect Victura Roofing Sub’s financial position or results of operations. Cherubim will remain a public reporting company and will continue to issue separate financial statements following the closing of the transaction.

We acknowledge that Cherubim and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or comments regarding this filing, please contact me by telephone at (817) 705-1291 or by email at pjohnson@cherubiminterests.com. Thank you for your consideration.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

February 12, 2018

•As previously requested, tell us how you accounted for the VICT acquisition in your financial statements. Specifically clarify if you recorded the acquired assets and liabilities at their acquisition-date fair values pursuant to ASC 805-20. Also revise future filings to provide the footnote disclosures required by ASC 805 for this transaction.

We accounted for the Victura Roofing acquisition by recording it in our consolidated financials as a line item on the balance sheet as an acquisition. In the future, we will revise our filings to provide the proper footnote disclosures required for transactions of this nature.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.We note your response to comment 4 and we reissue the comment in-part. In future filings, please revise to expand your discussion of cash flows and discuss the increase in income and current assets. For example, clarify that you have not recognized revenue from your joint ventures, other than Victura Roofing, as stated in your response. Please also tell us where you have described the underlying factors and trends that led you to the projected future sales and profits disclosed on page F-8. In this regard, we note your statement that “VR predicts that sales and profits for 2016 and 2017 should double that of 2015.” Refer to Item 303(a) of
Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

We will in the future, revise to expand your discussion of cash flows and discuss the increase in income and current assets .We made the sales and profits prediction based on severe weather anomalies that occurred in December 26, 2015 (Tornado) and two severe hail storms in March-April of 2016. We anticipated much of the opportunity to acquire greater sales due to the weather anomalies.

Revenue and Cost of Goods Sold,page 12

3.Although your response to comment 5 references your amended Form 10-K, we are unable to locate where you have provided the information requested by our comment. As previously requested, please revise your disclosures throughout your filing to clearly distinguish between the lines of business from which you currently generate revenue and any lines of business which do not currently generate revenue. Also tell us and revise your analysis of revenue within MD&A to quantify the amount of revenue generated from each significant line of business during the periods presented in your financial statements. The disclosures throughout your filing refer to several lines of business in which you engage, including the acquisition, development and property management of real estate; roofing and general contracting for residential and commercial customers; and development, leasing and property management of cannabis cultivation facilities. Also apply this comment to your Forms 10-Q.

In our future filings we will revise our disclosures throughout our filings to clearly distinguish the lines of business from which you currently generate revenue and any lines of business which do not currently generate revenue.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

4.We note your response to comment 7 and we reissue the comment in-part.In future filings, please revise your disclosure to include the information required by Item 404(a)(5) of Regulation S-K with regards to the notes held by your officer and director.

In our future filings we will revise our disclosures to include the information required by Item 404(a)(5) of Regulation S-K with regards to notes held by officers and directors.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

CHERUBIM INTERESTS, INC.

/s/ Patrick Johnson

Patrick Johnson

Chief Executive Officer